LIFEMD, INC.

236 Fifth Avenue, Suite 400

New York, New York 10001

October 25, 2024

VIA EDGAR SUBMISSION

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Christie Wong
Mr. Michael Fay

Re:	LifeMD, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-39785

Dear Ms. Wong:

LifeMD, Inc. (the “Company”, “we”, “our”) is pleased to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 16, 2024. For ease of reference, the comments are repeated in italics below and followed by the Company’s responses. We welcome further conversation and guidance from the Staff on these topics.

Press Releases Dated March 11, 2024 and August 7, 2024

Reconciliation of GAAP Net Loss to Adjusted EBITDA to Cash Adjusted EBITDA, page 1

1.	We note you present Cash Adjusted EBITDA, which includes an adjustment for the change in deferred revenue and is reconciled from Adjusted EBITDA. Please explain to us how Cash Adjusted EBITDA is useful to an investor given that it appears to combine accrual and cash accounting concepts. In addition, please explain to us how you considered the Division of Corporation Finance Non-GAAP Financial Measures C&DI 100.04 as it relates to your adjustment for the change in deferred revenue.

RESPONSE

The Company respectfully acknowledges the Staff’s comment. The Company has carefully considered the Division of Corporation Finance Non-GAAP Financial Measures C&DI 100.04 as it relates to our adjustment for the change in deferred revenue to calculate Cash Adjusted EBITDA. The Company will remove this adjustment from its non-GAAP financial measures for the third quarter ended September 30, 2024 and confirms that similar adjustments will not be made to its non-GAAP financial measures in the remainder of fiscal year 2024 or in future periods.

2.	Please explain to us your methodology for determining your deferred revenue adjustment for fiscal year 2022 and 2023 and describe to us any changes to your methodology for fiscal year 2024.

RESPONSE

The Company respectfully acknowledges the Staff’s comment. The Company’s deferred revenue balance includes the following: (1) obligations on our Telehealth in-process monthly or multi-month contracts with customers, (2) obligations for Telehealth products which the customer has not yet obtained control due to non-shipment of the product and (3) obligations on our majority-owned subsidiary, WorkSimpli’s, in-process monthly or yearly contracts with customers. The Company offers one-time and subscription-based access to the Company’s Telehealth platform dependent upon the subscriber’s enrollment selection. The Company has estimated that there is one performance obligation that is delivered over time, as the Company allows the subscriber to access the Telehealth platform for the time period of the subscription purchased. The Company records the revenue over the customer’s subscription period for monthly and multi-month subscribers.

The Company records sales of finished products when the customer places and pays for an order, with the product being simultaneously shipped by a third-party fulfillment service provider or company-owned warehouse. In all cases, delivery is considered to have occurred when the customer obtains control, which is usually commensurate upon shipment of the product. In the case where delivery is not commensurate upon shipment of the product, recognition of revenue is deferred until that time.

The Company’s majority-owned subsidiary, WorkSimpli, offers subscription-based access to the WorkSimpli platform dependent upon the subscriber’s enrollment selection. The Company has estimated that there is one performance obligation that is delivered over time, as the Company allows the subscriber to access the WorkSimpli platform for the time period of the subscription purchased. The Company records the revenue over the customer’s subscription period for monthly and yearly subscribers.

The Company’s methodology for determining our deferred revenue adjustment is consistent for fiscal years 2022 through 2024 and includes an adjustment for obligations on Telehealth in-process monthly or multi-month contracts with customers, obligations for Telehealth products which the customer has not yet obtained control due to non-shipment of the product and obligations on WorkSimpli in-process monthly or yearly contracts with customers.

The Company will remove this adjustment from its non-GAAP measures for the third quarter ended September 30, 2024 and confirms that similar adjustments will not be made to its non-GAAP financial measures in the remainder of fiscal year 2024 or in future periods.

3.	We note you make non-GAAP adjustments for litigation costs, inventory and reserve adjustments, and insurance acceptance readiness. Please describe to us in greater detail the nature of the underlying costs for 2022, 2023, and 2024 for each of these types of costs. As part of your response, describe the related facts and circumstance regarding the costs being incurred. In addition, please explain to us how you considered the Division of Corporation Finance Non-GAAP Financial Measures C&DI 100.01 as it relates to these non-GAAP adjustments.

RESPONSE

The Company respectfully acknowledges the Staff’s comment. The Company has carefully considered the Division of Corporation Finance Non-GAAP Financial Measures C&DI 100.01 as it relates to the litigation costs, inventory and reserve adjustments and insurance acceptance readiness expenses non-GAAP adjustments. The Company believes its exclusion of litigation costs, inventory and reserve adjustments and insurance acceptance readiness expenses in its non-GAAP financial measures for the periods presented was consistent with the Division of Corporation Finance Non-GAAP Financial Measures C&DI 100.01.

Litigation Costs

Litigation costs include one-time non-recurring expenses for matters that are extraordinary in nature and scope and that should not be classified as normal operating expenses. The Company believes these litigation costs are not incurred in the normal course of business and do not relate to the Company’s revenue generating activities. For the fiscal year ended December 31, 2022, the Company included litigation costs related to a purported breach of a consulting services agreement for strategic and corporate development services (the Harborside Advisors LLC v. LifeMD, Inc. case) and a purported breach of a strategic partnership contract (Specialty Medical Drugstore, LLC D/B/A GoGoMeds v. LifeMD, Inc. case), as disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2022 and filed on March 22, 2023. For the fiscal year ended December 31, 2023, the Company included litigation costs related to a purported breach of an investment bank engagement concerning potential debt financing (the William Blair LLC v. LifeMD, Inc. case) and the previously disclosed Harborside Advisors LLC v. LifeMD, Inc. case, as disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2023 and filed on March 11, 2024. For the second quarter ended June 30, 2024, the Company included costs related to a class action complaint alleging, inter alia, unauthorized disclosure of certain information of class members to third parties (the Marden v. LifeMD, Inc. case), as disclosed in the Company’s Form 10-Q for the second quarter ended June 30, 2024 and filed on August 7, 2024 and a heavily negotiated executive separation agreement.

The Company further notes that litigation costs that are determined to be normal, recurring expenses necessary to operate its business are not excluded when calculating Adjusted EBITDA (meaning not included within the “litigation costs” non-GAAP adjustment). For example, the Company incurs, in the ordinary course of business, litigation expenses related to most labor and employment, general advertising, data privacy, regulatory compliance, real estate, general corporate, telemedicine, and intellectual property matters. These expenses are deemed normal, recurring operating expenses and are not excluded when calculating Adjusted EBITDA.

The Company considers the complexity, nature, frequency and magnitude of the case when determining whether the expenses are not normal, recurring operating expenses and therefore appropriate adjustments when arriving at its non-GAAP financial measure, Adjusted EBITDA. Specifically, the Company considered the following factors in determining whether litigation costs for the cases noted above constitute normal, recurring, cash operating expenses necessary to operate our business:

-	Harborside Advisors LLC v. LifeMD, Inc. and Specialty Medical Drugstore, LLC D/B/A GoGoMeds v. LifeMD, Inc. – The cases relate to a purported breach of a consulting services agreement for strategic and corporate development services and a purported breach of a strategic partnership contract which do not relate to the normal ongoing operations of the Company. These cases required extensive negotiations and resources over an extended period of time with counterparties providing specialized services that the Company is unlikely to seek again. Due to the complex nature of the negotiations and magnitude of the settlement associated with each case, the Company believes they are extraordinary in nature and not arising in the normal course of business.

-	William Blair LLC v. LifeMD, Inc. – The case relates to a purported breach of an investment bank engagement concerning potential debt financing which does not relate to the normal ongoing operations of the Company. The negotiations involved in this case were involved and almost two years before final settlement was reached. Due to the complex nature of the negotiations, non-recurring nature of the potential transaction (which the Company did not consummate) and magnitude of the settlement associated with this case, the Company believes this case is extraordinary in nature and not in the normal course of business.

-	Marden v. LifeMD, Inc. – The case relates to a class action complaint alleging unauthorized disclosure of class members’ information. The litigation expenses related to this case were included in the litigation costs non-GAAP adjustment only once a class action case was filed. Due to the magnitude as well as the complex nature of the class action, the Company believes this case is extraordinary in nature and not arising in the normal course of business.

The Company’s General Counsel regularly updates the Board of Directors concerning the Company’s legal landscape at both meetings of the Audit Committee and at meetings of the full Board of Directors including the updates related to the cases noted above.

In the periods where these expenses are excluded from Adjusted EBITDA, these expenses were also excluded by management for purposes of its operating decision-making and to assess its operating performance. Management uses Adjusted EBITDA on an internal basis to evaluate its operating performance, to analyze trends within its business, to assess its performance relative to its competitors, and to establish operational goals and forecasts that are used in allocating resources.

So that investors may better understand the adjustments for litigation costs, the Company undertakes to provide detail comparable to what is described in the first paragraph of this subsection in a footnote to its Adjusted EBITDA reconciliation for the third quarter ended September 30, 2024 and for all future periods.

Inventory and Reserve Adjustments

Inventory and reserve adjustments primarily include one-time non-recurring, non-cash charges for obsolete inventory related to sunsetting brands that the Company is destroying and one-time accounts receivable and sales returns reserve adjustments. For the year ended December 31, 2022, this non-GAAP adjustment substantially included a charge for obsolete inventory that the Company destroyed related to a sunsetting brand as well as a one-time adjustment to true-up the Company’s sales return reserve. For the year ended December 31, 2023, this non-GAAP adjustment substantially included a one-time non-recurring charge for obsolete inventory that the Company destroyed related to a sunsetting brand as well as a one-time aged accounts receivable write off. For the quarter ended June 30, 2024, this non-GAAP adjustment substantially included a one-time non-recurring charge for obsolete inventory that the Company destroyed related to a sunsetting brand.

The Company respectfully acknowledges the distinction between normal recurring inventory and reserve adjustments and extraordinary inventory and reserve adjustments. The Company undertakes to ensure that only the latter are included in its non-GAAP financial measures for the third quarter ended September 30, 2024, labeling them as “Inventory and reserve adjustments on discontinued products,” and to provide similar line-item descriptions for the remainder of fiscal year 2024 and future periods when applicable.

Insurance Acceptance Readiness Expenses

Insurance acceptance readiness expenses include non-recurring costs to establish a Company-wide compliance process to accept patient insurance in the future. These are one-time costs associated with the establishment of the compliance process, including one-time third-party evaluation, and will not be recurring once the compliance process is established. For the years ended December 31, 2022 and 2023, as well as the second quarter ended June 30, 2024, the Company included insurance acceptance readiness expenses as a non-GAAP adjustment to Adjusted EBITDA.

For each of these reasons, the Company believes that the foregoing adjustments do not cause Adjusted EBITDA to be misleading or inconsistent with the guidance in the Non-GAAP Financial Measures C&DI 100.01. Therefore, the Company believes that presenting Adjusted EBITDA including adjustments for these costs provides investors, when read in conjunction with the Company’s GAAP measures, with useful information about the Company’s operating performance, by eliminating the impact that these items may have of obscuring trends in the underlying performance of its business.

Reconciliation of Telehealth GAAP Net Loss to Telehealth Adjusted EBITDA, page 2

4.	We note you present Telehealth Adjusted EBITDA and reconcile this amount to Telehealth net loss attributable to common shareholders. Please tell us how your reconciliation complies with Rule 100(a) of Regulation G. Specifically, address how you evaluated whether Telehealth net loss attributable to common shareholders is a financial measure calculated and presented in accordance with Generally Accepted Accounting Principles and clarify why you do not reconcile to Telehealth operating loss as set forth in the segment data footnote of your financial statements.

RESPONSE

The Company respectfully acknowledges the Staff’s comment. As background, beginning with the second quarter ended June 30, 2024, the Company presented Telehealth Adjusted EBITDA at the request of various investors and analysts as a non-GAAP financial measure in addition to Consolidated LifeMD Adjusted EBITDA, in recognition that Telehealth is the Company’s core business. In addition to our core business, the Company’s consolidated results include our non-core majority-owned subsidiary, WorkSimpli, which is consolidated under US GAAP rules.

Consolidated LifeMD Adjusted EBITDA is a historical non-GAAP financial measure that has been presented for a number of years and for which our investors heavily rely on and are familiar with, and it is reconciled to the most directly comparable U.S. GAAP financial measure, Consolidated net loss attributable to common shareholders. For consistency, the Company has reconciled Telehealth Adjusted EBITDA to the most directly comparable U.S. GAAP financial measure, Telehealth net loss attributable to common shareholders, which is calculated using the same U.S. GAAP methodology as is used to calculate Consolidated net loss attributable to common shareholders. We believe this non-GAAP reconciliation complies with Rule 100(a) of Regulation G. Furthermore, we respectfully submit that the Telehealth GAAP and non-GAAP financial measures provide an accurate view of the profitability of our core Telehealth business, which is the focus of the investor and analyst community.

Please do not hesitate to contact the undersigned at marc@lifemd.com if the Staff has any questions or requires additional information. The Company would appreciate the Staff’s guidance as to how it should incorporate the above comments prior to its third quarter press release scheduled for November 7, 2024.

Sincerely,

/s/ Marc Benathen
Marc Benathen
Chief Financial Officer